                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION


                                  FORM 11-K



(Mark One)

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
NO
             For the fiscal year ended December 31, 1997

[   ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
             EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

      For the transition period from _______________to________________

                                  000-22125
                                 ____________
                           (Commission File Number)


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Diamond Technology Partners Incorporated 401(k) Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   Diamond Technology Partners Incorporated
                    875 North Michigan Avenue, Suite 3000
                           Chicago, Illinois 60611

DIAMOND TECHNOLOGY PARTNERS
INCORPORATED 401(k) PLAN


TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                                     Page(s)
                                                                                     -------
Independent Auditors' Report....................................................        1

Financial Statements:
     Statement of Net Assets Available for Plan Benefits as of
        December 31, 1997, with Fund Information................................        2

     Statement of Net Assets Available for Plan Benefits as of
        December 31, 1996, with Fund Information................................        3

     Statement of Changes in Net Assets Available for Plan Benefits
        for the year ended December 31, 1997, with Fund Information.............        4

     Statement of Changes in Net Assets Available for Plan Benefits
        for the year ended December 31, 1996, with Fund Information.............        5

     Notes to Financial Statements..............................................       6-9

Schedules:
     Item 27a - Schedule of Assets Held for Investment Purposes.................      10-13

     Item 27d - Schedule of Reportable Transactions in Excess
        of 5% of the Fair Value of Plan Assets..................................       14

                          INDEPENDENT AUDITORS' REPORT


The Trustees of the
Diamond Technology Partners
Incorporated 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of Diamond Technology Partners Incorporated 401(k) Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted auditing principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis, rather than to present the net assets available for plan benefits and changes in the net assets available for plan benefits of each fund. The supplementary schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain Plan assets held by the Plan custodian as of or during the year ended December 31, 1997. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974.


Chicago, Illinois                                       KPMG Peat Marwick LLP
July 13, 1998

DIAMOND TECHNOLOGY PARTNERS
INCORPORATED 401(K) PLAN

Statement of Net Assets Available for Plan Benefits, with Fund Information

December 31, 1997

-------------------------------------------------------------------------------

                                                                            Fund Information
                                                  --------------------------------------------------------------------

                                                   Personal       Baron       Founders       Invesco          Ivy
                                                    Choice        Assets       Growth         Total      International
                                                   Accounts        Fund         Fund          Return          Fund
                                                   ---------     ---------     ---------     ---------    -------------
Assets:
   Investments:
     Money market fund,
       at market value                                     --            --            --            --            --
     Domestic equity fund                                  --     1,469,421     1,332,682       278,880            --
     International equity fund                             --            --            --            --       574,605
     Fixed income fund                                     --            --            --            --            --
     Personal choice common and preferred stocks    1,966,966            --            --            --            --
     Personal choice money market fund                216,710            --            --            --            --
     Personal choice mutual funds                     372,940            --            --            --            --
     Personal choice bond                               2,903            --            --            --            --
     Participant notes receivable                          --            --            --            --            --
                                                    ---------     ---------     ---------     ---------     ---------
   Total investments                                2,589,519     1,469,421     1,332,682       278,880       574,605
                                                    ---------     ---------     ---------     ---------     ---------
   Contributions receivable:
     Participant                                           --            --            --            --            --
     Other                                                 --            --            --            --            --
                                                    ---------     ---------     ---------     ---------     ---------
Net assets available for plan benefits              2,559,519     1,469,421     1,332,682       278,880       574,605
                                                    =========     =========     =========     =========     =========

                                                                       Fund Information
                                                    ---------------------------------------------------
                                                      Schwab                    Participant
                                                       1000         Other         Notes
                                                       Fund         Funds       Receivable      Other         Total
                                                    ---------     ---------     ---------     ---------     ---------
Assets:
   Investments:
     Money market fund,
       at market value                               $     --        43,201            --            --        43,201
     domestic equity fund                             642,593            --            --            --     3,723,576
     International equity fund                             --            --            --            --       574,605
     Fixed income fund                                     --       101,054            --            --       101,054
     Personal choice common and preferred stocks           --            --            --            --     1,966,966
     Personal choice money market fund                     --            --            --            --       216,710
     Personal choice mutual funds                          --            --            --            --       372,940
     Personal choice bond                                  --            --            --            --         2,903
     Participant notes receivable                          --            --       206,808            --       206,808
                                                    ---------     ---------     ---------     ---------     ---------
   Total investments                                  642,593       144,255       206,808            --     7,208,763
                                                    ---------     ---------     ---------     ---------     ---------

   Contributions receivable:
     Participant                                           --            --            --        29,845        29,845
     Other                                                 --            --            --        56,564        56,564
                                                    ---------     ---------     ---------     ---------     ---------
Net assets available for plan benefits              $ 642,593       144,255       206,808        86,409     7,295,172
                                                    =========     =========     =========     =========     =========


See accompanying notes to financial statements.

DIAMOND TECHNOLOGY PARTNERS
INCORPORATED 401(k) PLAN

Statement of Net Assets Available for Plan Benefits, with Fund Information

December 31,1996

-------------------------------------------------------------------------------

                                                                        Fund Information
                                                 -----------------------------------------------------------------
                                                 Charles
                                                 Schwab &      Personal        Baron       Founders       Invesco
                                                 Co., Inc.      Choice         Assets       Growth         Total
                                                   Cash       Accounts         Fund         Fund          Return
                                                 ---------     ---------     ---------     ---------     ---------
Assets:
   Investments:
      Money market fund,
        at market value                         $      --            --            --            --            --
      Domestic equity fund                             --            --       765,860       811,280       108,576
      International equity fund                        --            --            --            --            --
      Fixed income fund                                --            --            --            --            --
      Personal choice common and preferred
       stocks                                          --       938,272            --            --            --
      Personal choice noney market fund                --       243,449            --            --            --
      Personal choice mutual funds                     --       156,116            --            --            --
      Personal choice bond                             --         2,243            --            --            --
      Participant notes receivable                     --            --            --            --            --
                                                ---------     ---------     ---------     ---------     ---------
   Total investments                                   --     1,340,080       765,860       811,280       108,576
                                                ---------     ---------     ---------     ---------     ---------

   Cash and cash equivalents                        1,564            --            --            --            --
                                                ---------     ---------     ---------     ---------     ---------

Net assets available for plan benefits          $   1,564     1,340,080       765,860       811,280       108,576
                                                =========     =========     =========     =========     =========

                                                                 Fund Information
                                            ----------------------------------------------------

                                                  Ivy         Schwab                   Participant
                                             International    1000          Other        Notes
                                                  Fund         Fund          Funds      Receivable       Total
                                              ------------   ---------     ---------   -----------     ---------
Assets:
   Investments:
      Money market fund,
        at market value                         $     --            --        30,194            --        30,194
      Domestic equity fund                            --       318,151            --            --     2,003,867
      International equity fund                  327,821            --            --            --       327,821
      Fixed income fund                               --            --        71,844            --        71,844
      Personal choice common and preferred
       stocks                                         --            --            --            --       938,272
      Personal choice money market fund               --            --            --            --       243,449
      Personal choice mutual funds                    --            --            --            --       156,116
      Personal choice bond                            --            --            --            --         2,243
      Participant notes receivable                    --            --            --       104,133       104,133
                                               ---------     ---------     ---------     ---------     ---------
   Total investments                             327,821       318,151       102,038       104,133     3,877,939
                                               ---------     ---------     ---------     ---------     ---------

   Cash and cash equivalents                          --            --            --            --         1,564
                                               ---------     ---------     ---------     ---------     ---------
Net assets available for plan benefits         $ 327,821       318,151       102,038       104,133     3,879,503
                                               =========     =========     =========     =========     =========


See accompanying notes to financial statements.

DIAMOND TECHNOLOGY PARTNERS
INCORPORATED 401(K) PLAN

Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information

Year ended December 31, 1997

-------------------------------------------------------------------------------

                                                                                 Fund Information
                                                     --------------------------------------------------------------------------
                                                     Charles
                                                     Schwab &         Personal        Baron           Founders        Invesco
                                                     Co., Inc.        Choice          Assets           Growth          Total
                                                       Cash           Accounts         Fund             Fund           Return
                                                     ----------      ----------      ----------      ----------      ----------
Additions to net assets attributed to:
   Interest income                                   $       --              57              --              --              --
   Dividend income                                           --              --              --         183,143          10,380
   Gains on sale of investments                              --              --          19,920          20,382             275
   Net appreciation in fair
     market value of investments                             --         415,750         320,326          49,024          32,942
   Contributions - participant                               --         348,221         324,554         313,028          60,096
   Contributions - other                                     --         287,259         180,141         113,107          55,397
   Interest on loans receivable from participants            --           3,346           2,477           2,481             416
                                                     ----------      ----------      ----------      ----------      ----------
Total additions                                              --       1,054,633         847,418         681,165         159,506
                                                     ----------      ----------      ----------      ----------      ----------
Deductions from net assets attributable to-
   benefits paid to participants                             --          50,888          30,877          39,787           1,033
                                                     ----------      ----------      ----------      ----------      ----------
Total deductions                                             --          50,888          30,877          39,787           1,033
                                                     ----------      ----------      ----------      ----------      ----------
Other increases (decreases):
   Loans to participants                                     --         (33,009)        (42,582)        (46,359)         (3,641)
   Principal loan repayments                                 --          19,872          13,933          13,796           2,490
   Interfund transfers, net                              (1,564)        228,831         (84,331)        (87,413)         12,982
                                                     ----------      ----------      ----------      ----------      ----------
Total other increases (decreases)                        (1,564)        215,694        (112,980)       (119,976)         11,831
                                                     ----------      ----------      ----------      ----------      ----------
Increase (decrease) in net assets
   available for plan benefits                           (1,564)      1,219,439         703,561         521,402         170,304

Net assets available for plan benefits:
   Beginning of year                                      1,564       1,340,080         765,860         811,280         108,576
                                                     ----------      ----------      ----------      ----------      ----------
   End of year                                       $       --       2,559,519       1,469,421       1,332,682         278,880
                                                     ==========      ==========      ==========      ==========       =========
                                                                             Fund Information
                                                   ------------------------------------------------------------------
                                                        Ivy        Schwab                   Participant
                                                   International    1000          Other        Notes
                                                       Fund         Fund          Funds      Receivable       Other        Total
                                                   -------------  ---------     ---------   -----------     ---------    ---------
Additions to net assets attributed to:
   Interest income                                   $      --           --            --            --            --           57
   Dividend income                                       8,320        6,338         6,697            --            --      214,878
   Gain on sale of investments                           5,385       10,753            37            --            --       56,752
   Net appreciation in fair
     market value of investments                        28,082      111,117         2,273            --            --      959,514
   Contributions - participant                         130,573      152,961        29,516            --        29,845    1,388,794
   Contributions - other                               127,230       80,222        32,812            --        56,564      932,732
   Interest on loans receivable from participants        1,218        1,294           434            --            --       11,666
                                                     ---------    ---------     ---------     ---------     ---------    ---------
Total additions                                        300,808      362,685        71,769            --        86,409    3,564,393
                                                     ---------    ---------     ---------     ---------     ---------    ---------
Deductions from net assets attributable to-
   benefits paid to participants                        21,524        2,922         1,693            --            --      148,724
                                                     ---------    ---------     ---------     ---------     ---------    ---------
Total deductions                                        21,524        2,922         1,693            --            --      148,724
                                                     ---------    ---------     ---------     ---------     ---------    ---------
Other increases (decreases):
   Loans to participants                               (15,433)     (18,940)       (9,655)      169,619            --           --
   Principal loan repayments                             7,089        7,418         2,346       (66,944)           --           --
   Interfund transfers, net                            (24,156)     (23,799)      (20,550)           --            --           --
                                                     ---------    ---------     ---------     ---------     ---------    ---------
Total other increases (decreases)                      (32,500)     (35,321)      (27,859)      102,675            --           --
                                                     ---------    ---------     ---------     ---------     ---------    ---------
Increase (decrease) in net assets
   available for plan benefits                         246,784      324,442        42,217       102,675        86,409    3,415,669

Net assets available for plan benefits:
   Beginning of year                                   327,821      318,151       102,038       104,133            --    3,879,503
                                                     ---------    ---------     ---------     ---------     ---------    ---------
   End of year                                       $ 574,605      642,593       144,255       206,808        86,409    7,295,172
                                                     =========    =========     =========     =========     =========    =========

See accompanying notes to financial statements.

DIAMOND TECHNOLOGY PARTNERS
INCORPORATED 401(K) PLAN

Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information

Year ended December 31, 1996
-------------------------------------------------------------------------------

                                                                           Fund Information
                                    ----------------------------------------------------------------------------------------
                                                                                                                 Rembrandt
                                                               Rembrandt                                            S&P
                                               LaSalle          Income          Rembrandt        Rembrandt          500
                                            National Bank        Plus           Balanced          Growth           Index
                                                Cash             Fund             Fund             Fund             Fund
                                             -----------      -----------      -----------      -----------      -----------
Additions to net assets attributed to:
   Interest income                           $        --               --               --               --               --
   Dividend income                                    --            1,560              577              803               --
   Gains (losses) on sales of investments             --               --            1,442           12,982           22,188
   Net appreciation (depreciation) in
    fair value of investments                         --               --               --               --               --
   Contributions - participants                       --           15,944            7,601           26,920           38,060
   Contributions - other                              --               --               --               --               --
Interest on loans receivable
   from participants                                  --               33               25              194               91
                                             -----------      -----------      -----------      -----------      -----------
Total additions                                       --           17,537            9,645           40,899           60,339
                                             -----------      -----------      -----------      -----------      -----------
Deductions from net assets
   attributed to -
    benefits paid to
      participants                                    --              --                --               --               --
                                             -----------      -----------      -----------      -----------      -----------
Total deductions                                      --              --                --               --               --
                                             -----------      -----------      -----------      -----------      -----------
Other increases (decreases):
   Loans to participants                              --           (1,286)              --               --              --
   Repayments of participant
    notes receivable                                  --              263              161              187              384
   Interfund transfers, net                           --               --               --            3,967             (109)
   Transfer of assets from
    previous custodian                                --         (181,960)        (125,758)        (389,596)        (558,200)
   Other transfers                               (21,901)              --               --               --               --
                                             -----------      -----------      -----------      -----------      -----------
Total other increases (decreases)                (21,901)        (182,983)        (125,597)        (385,442)        (557,925)
                                             -----------      -----------      -----------      -----------      -----------
Net increase (decrease)                          (21,901)        (165,446)        (115,952)        (344,543)        (497,586)

Net assets available for plan benefits:
   Beginning of year                              21,901          165,446          115,952          344,543          497,586
                                             -----------      -----------      -----------      -----------      -----------
   End of year                               $        --               --               --               --               --
                                             ===========      ===========      ===========      ===========      ===========
                                                                           Fund Information
                                            ---------------------------------------------------------------------------------

                                                                Charles
                                               Rembrandt        Schwab &         Personal          Baron           Founders
                                              International     Co. , Inc.        Choice           Assets           Growth
                                                  Fund            Cash           Accounts           Fund             Fund
                                              -----------      -----------      -----------      -----------      -----------
Additions to net assets attributed to:
   Interest income                            $        --               --            9,465              588              675
   Dividend income                                     --               --              209              826           65,759
   Gains (losses) on sales of investments           7,728               --               --            9,258           15,706
   Net appreciation (depreciation) in
    fair value of investments                          --               --           72,742           53,037           (1,534)
   Contributions - participant                     24,172               --          235,494          227,549          253,324
   Contributions - other                               --               --          437,056          127,051          203,842
Interest on loan receivable
   from participants                                  284               --            2,240            1,185            1,378
                                              -----------      -----------      -----------      -----------      -----------
Total additions                                    32,184               --          757,206          419,494          539,150
                                              -----------      -----------      -----------      -----------      -----------
Deductions from net assets
   attributed to -
    benefits paid to
      participants                                     --               --           16,764           39,220           42,352
                                              -----------      -----------      -----------      -----------      -----------
Total deductions                                       --               --           16,764           39,220           42,352
                                              -----------      -----------      -----------      -----------      -----------
Other increases (decreases):
   Loans to participant                            (3,214)              --          (13,024)          (3,863)          (4,015)
   Repayments of participant
    notes receivable                                  494               --            8,143            4,306            5,006
   Interfund transfers, net                        (3,858)          (1,564)         194,908          (11,153)        (149,952)
   Transfer of assets from
    previous custodian                           (453,443)              --          409,610          396,296          463,443
   Other transfers                                     --               --               --              --               --
                                              -----------      -----------      -----------      -----------      -----------
Total other increases (decreases)                (460,021)           1,564          599,638          385,586          314,482
                                              -----------      -----------      -----------      -----------      -----------
Net increase (decrease)                          (427,837)           1,564        1,340,080          765,860          811,280

Net assets available for plan benefits:
   Beginning of year                              427,837               --               --               --               --
                                              -----------      -----------      -----------      -----------      -----------
   End of year                                $        --            1,564        1,340,080          765,860          811,280
                                              ===========      ===========      ===========      ===========      ===========
                                                                           Fund Information
                                            ----------------------------------------------------------------------


                                              Invesco         Ivy           Schwab                     Participant
                                               Total     International       1000          Other          notes
                                              Return          Fund           Fund          funds        receivable       Total
                                            ----------   -------------    ----------     ----------    ------------    ----------
Additions to net assets attributed to:
   Interest income                          $       76            263            193             93             --         11,353
   Dividend income                               2,958          7,385          3,958          5,738             --         89,773
   Gains (losses) on sales of investments          912          4,295          4,026            (27)            --         78,510
   Net appreciation (depreciation) in
    fair value of investments                    6,416         32,095         32,792            682             --        196,230
   Contributions - participants                 42,889         98,945        107,377         30,155             --      1,108,430
   Contributions - other                        21,501         39,880         85,847         15,448             --        930,625
                                            ----------     ----------     ----------     ----------     ----------     ----------
Interest on loan receivable
   from participants                               229            415            362            375             --          6,811
Total additions                                 74,981        183,278        234,555         52,464             --      2,421,732
                                            ----------     ----------     ----------     ----------     ----------     ----------
Deductions from net assets
   attributed to -
    benefits paid to
      participants                              10,201         28,644         12,285         20,979             --        170,445
                                            ----------     ----------     ----------     ----------     ----------     ----------
Total deductions                                10,201         28,644         12,285         20,979             --        170,445
                                            ----------     ----------     ----------     ----------     ----------     ----------
Other increases (decreases):
   Loans to participants                          (829)        (2,118)        (2,579)       (20,315)       (51,242)            --
   Repayments of participant
    notes receivable                               832          1,509          1,315          1,361        (23,961)            --
   Interfund transfers, net                     (7,360)       (12,630)       (26,693)        11,316             --             --
   Transfer of assets from
    previous custodian                          51,153        186,421        123,838         78,191             --             --
   Other transfers                                  --            --              --             --             --        (21,901)
                                            ----------     ----------     ----------     ----------     ----------     ----------
Total other increases (decreases)               43,796        173,187         95,881         70,553        (27,281)        21,901
                                            ----------     ----------     ----------     ----------     ----------     ----------
Net increase (decrease)                        108,576        327,821        318,151        102,038         27,281      2,229,386

Net assets available for plan benefits:
   Beginning of year                                --             --             --             --         76,852      1,650,117
                                            ----------     ----------     ----------     ----------     ----------     ----------

   End of year                              $  108,576        327,821        318,151        102,038        104,133      3,879,503
                                            ==========     ==========     ==========     ==========     ==========     ==========

See accompanying notes to financial statements.

DIAMOND TECHNOLOGY PARTNERS
INCORPORATED 401(K) PLAN

Notes to Financial Statements
December 31, 1997 and 1996
-------------------------------------------------------------------------------

 (1)    DESCRIPTION OF PLAN

        The following brief description of the Diamond Technology Partners Incorporated 401(k) Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information. The plan was amended in its entirety and restated, effective April 18, 1997.

        (a)   GENERAL

        The Plan is a voluntary defined contribution plan for all eligible employees of Diamond Technology Partners Incorporated (Company) who meet the minimum age and service requirements specified in the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The number of employees participating in the Plan totaled 204 and 175 at December 31, 1997 and 1996, respectively.

        (b)   CONTRIBUTIONS

        Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined-benefit or contribution plans. Additional amounts may be contributed at the option of the Company's trustees. Contributions are limited in accordance with IRS regulations. No Company contributions have been made to date.

        (c)   PARTICIPANT ACCOUNTS

        Each participant's account is credited with the participant's contribution and an allocation of Plan earnings and Company contributions, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

        (d)   VESTING

        Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Any Company contributions are immediately vested.

        (e)   PAYMENT OF BENEFITS

        On termination of service due to death, disability, or retirement, and if the vested account balance exceeds $3,500, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a specified period of time not exceeding the life expectancy of the designated beneficiary. If the vested account balance is less than $3,500, the beneficiary will receive a lump-sum distribution.

        For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

        (f)   ADMINISTRATIVE EXPENSES

        Administrative expenses amounting to $17,427 and $15,185 in 1997 and 1996, respectively, have been directly paid by the Company. It is not the intention of the Company to obtain reimbursement from the Plan for these payments.


                                                                (Continued)
                                        6

DIAMOND TECHNOLOGY PARTNERS
INCORPORATED 401(k) PLAN

Notes to Financial Statements

-------------------------------------------------------------------------------
        (g)   PARTICIPANT NOTES RECEIVABLE

        Participants may borrow a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from the investment fund to the Participant Notes fund. Loan terms range from one to five years, and up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with the local prevailing rates as determined quarterly by the Plan administrator. Interest rates range from 7.25% to 9.5%. Principal and interest are paid ratably through bimonthly payroll deductions.


 (2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        (a)   BASIS OF ACCOUNTING

        The financial statements of the Plan are prepared under the accrual method of accounting.

        (b)   USE OF ESTIMATES

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

        (c)   INVESTMENT VALUATION AND INCOME RECOGNITION

        The assets of the Plan are held by the Plan Custodian. The Plan's investments are recorded at fair value based on quoted market prices. Security transactions are recognized on a trade date basis. Participant notes receivable are valued at cost, which approximates fair value. Interest and dividend income on investments is recognized as earned.

        (d)   PAYMENT OF BENEFITS

        Benefits are recorded when paid.

        (e)   RECLASSIFICATIONS

        Where appropriate certain items relating to the prior year have been reclassified to conform to the current year presentation.


                                                                (Continued)

DIAMOND TECHNOLOGY PARTNERS
INCORPORATED 401(k) PLAN

Notes to Financial Statements

 (3)    INVESTMENTS

        Investments were as follows at December 31, 1997 and 1996:

-------------------------------------------------------------------------------------------------------------------
                                                        Number of shares                          December 31,
                                                        or principal amount                    1997         1996
-------------------------------------------------------------------------------------------------------------------
        Investments at fair value:
           Baron Assets Fund                  30,297     and      21,134, respectively       1,469,421      765,860
           Founders Growth Fund               77,123     and      51,120, respectively       1,332,682      811,280
           Ivy International Fund             14,722     and       9,134, respectively         574,605      327,821
           Schwab 1000 Fund                   24,194     and      15,642, respectively         642,593      318,151
           Invesco Total Return Fund           9,587     and       4,468, respectively         278,880      108,576
           Other Funds                         9,400     and       6,855, respectively         101,054       71,844
           Schwab Money Market Fund           43,201     and      30,194, respectively          43,201       30,194
           Personal Choice Mutual Funds       16,898     and       9,343, respectively         372,940      156,116
           Personal Choice Stocks             97,381     and      37,054, respectively       1,966,966      938,272
           Personal Choice Bonds               1,200     and       1,200, respectively           2,903        2,243
           Personal Choice Money Market      216,710     and     243,449, respectively         216,710      243,449
           Participant Notes Receivable       Secured by participant's vested                  206,808      104,133
                                                account balances; fixed interest
                                                rates ranging from 7.25% to 9%
-------------------------------------------------------------------------------------------------------------------
                                                                                           $ 7,208,763    3,877,939
===================================================================================================================


 (4)    INVESTMENTS EXCEEDING 5% OF NET ASSETS

The Plan's investments which exceed 5% of net assets available for plan benefits as of December 31, 1997 and 1996 are as follows:

==========================================================================
                                                          December 31,
               Description                            1997          1996
--------------------------------------------------------------------------
           Baron Asset Fund                        $1,469,421      765,860
           Founders Growth Fund                     1,332,682      811,280
           Ivy International Fund                     574,605      327,821
           Schwab 1000 Fund                           642,593      318,151
           Diamond Technology Partners CIA**          491,800           --
           Safeguard Scientifics, Inc.**              627,626      500,380
==========================================================================

**Represents a party-in-interest

                                                                (Continued)
                                       8

DIAMOND TECHNOLOGY PARTNERS
INCORPORATED 401(k) PLAN

Notes to Financial Statements

-------------------------------------------------------------------------------

 (5)    DISTRIBUTIONS DUE TO PARTICIPANTS

        As of December 31, 1997 and 1996, there were no distributions due to terminated or inactive participants.


 (6)    TAX STATUS

        The Plan obtained its latest determination letter on May 15, 1997 in which the Internal Revenue Service informed the Company that the Plan, as amended on December 13, 1996, is designed in accordance with the applicable sections of the Internal Revenue Code (IRC), including the amendments required by the Tax Reform Act of 1986. The Plan has been amended and restated since receiving the determination letter. However, the Plan's Trustees and administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

 (7)    PLAN TERMINATION

        While the Company has not expressed any intent to terminate the Plan, they are free to do so at any time, subject to the provisions set forth in ERISA.

                                                                    Schedule 1
DIAMOND TECHNOLOGY PARTNERS
INCORPORATED 401(k) PLAN

Item 27a - Schedule of Assets Held for Investment Purposes

December 31, 1997

-------------------------------------------------------------------------------------------------
                                                    Description of
                                                 investment including
                                                   number of shares
                                                     or face value
                                                      in dollars,
                                                     interest rate
                                                   and maturity date        Cost      Fair value
-------------------------------------------------------------------------------------------------
Money market funds:
      Schwab Money Market
        Fund                                                 43,201     $   43,201     $   43,201
                                                         ----------     ----------     ----------
Total money market funds                                     43,201         43,201         43,201
                                                         ----------     ----------     ----------
Domestic equity funds:
      Baron Assets Fund                                      30,297      1,099,996      1,469,421
      Founders Growth Fund                                   77,123      1,274,675      1,332,682
      Invesco Total Return Fund                               9,587        239,559        278,880
      Schwab 1000 Fund                                       24,194        498,779        642,593
                                                         ----------     ----------     ----------
Total domestic equity funds                                 141,201      3,113,009      3,723,576
                                                         ----------     ----------     ----------
International equity funds:
      Ivy International Fund                                 14,722        518,061        574,605
                                                         ----------     ----------     ----------
Total international equity funds                             14,722        518,061        574,605
                                                         ----------     ----------     ----------
Fixed income funds:
      Strong Government Securities
        Fund                                                  9,400         98,131        101,054
                                                         ----------     ----------     ----------
Total fixed income funds                                      9,400         98,131        101,054
                                                         ----------     ----------     ----------

Personal choice account mutual funds:
    Amcent: Equity Growth                                     2,277              *         43,346
    Ariel Growth Fund                                           134              *          5,336
    Baron Asset Fund                                            130              *          6,312
    Baron Small Cap Fund                                        543              *          5,594
    Cohen & Steers Realty Sh                                    708              *         35,540
    Crabbe Huson Real Estate                                    232              *          2,959
    Crabbe Huson Special Fund                                   184              *          2,577
    Dreyfus Emerging Leaders                                     83              *          2,050
    Dreyfus Midcap Value Fund                                   298              *          6,116
    Fidelity Contra Fund                                        235              *         10,952
    Fidelity Equity Income II                                 1,611              *         43,535
    Fidelity Otc Portfolio                                      144              *          4,821
    Fidelity Slct Electronic                                    205              *          6,320
    Fidelity Slct Regl Banks                                    122              *          4,990
    Founder Balance Fund                                        502              *          5,696
    Heartland Small Cap Contrarian Fund                         718              *          9,625
    Invesco Small Company Va                                    276              *          3,228
    Invesco Strat Health Science Fund                           112              *          5,516
    Invesco Strat Technology Fund                               239              *          6,435
    Janus Fund Inc.                                             136              *          3,392
    Janus Growth & Income                                       316              *          7,353
    Janus Overseas Fund                                         249              *          4,323
    Janus Worldwide Fund                                         53              *          1,991
    Kaufmann Fund, Inc.                                         389              *          2,481

                                                                (Continued)
                                       10

                                                                   Schedule 1


DIAMOND TECHNOLOGY PARTNERS
INCORPORATED 401(k) PLAN

Item 27a - Schedule of Assets Held for Investment Purposes


-------------------------------------------------------------------------------------------------
                                                    Description of
                                                 investment including
                                                   number of shares
                                                     or face value
                                                      in dollars,
                                                     interest rate
                                                   and maturity date        Cost      Fair value
-------------------------------------------------------------------------------------------------
    Montgomery Emerging Markets                                 169              *          2,183
    Montgomery Growth Fund                                      113              *          2,477
    Oakmark Fund- Harris                                         58              *          2,343
    Oakmark Small Cap Fund                                      131              *          2,539
    Oak Value Fund                                              178              *          4,134
    Oberweis Emerging Growth                                    106              *          2,735
    PBHG Core Growth Fund                                       177              *          2,122
    PBHG Emerging Growth Fund                                   222              *          5,183
    PBHG Growth Fund                                             74              *          1,904
    PBHG Technology and Comms Fund                              107              *          1,864
    Royce Micro Cap Fd                                        1,896              *         17,826
    Schwab S&P 500 Inv Shs                                      793              *         11,864
    Scudder International St                                    663              *         30,317
    Strong Opportunity Fund                                      67              *          2,520
    Strong Total Return Fund                                  1,571              *         41,558
    Templeton China World Fd                                    210              *          1,759
    Twentieth Century Ultra                                     136              *          3,702
    Warburg Pincus Small Com                                    331              *          5,422
                                                         ----------     ----------     ----------
Total personal choice account mutual funds                   16,898              *        372,940
                                                         ----------     ----------     ----------

Personal choice account common and preferred stocks:

    Adaptec Inc.                                                 30              *          1,114
    AT&T Corporation                                            170              *         10,409
    ATC Communications Group                                    200              *            256
    American Technology Corp                                    860              *          3,064
    Ameritech Corporation                                       167              *         13,454
    Andrew Corporation                                          150              *          3,600
    Apertus Technology Inc.                                   2,500              *          2,969
    Apple Computer Inc.                                       1,125              *         14,766
    Arterial Vascular Eng                                       200              *         13,000
    At Home Corp Cl A                                           113              *          2,839
    BellSouth Corporation                                       100              *          5,631
    Boston Chicken Inc.                                         200              *          1,288
    Cambridge Tech Partners                                     590              *         24,559
    Cannondale Corporation                                      100              *          2,175
    Caterpillar, Inc.                                           110              *          5,335
    Cephalon Inc.                                               300              *          3,413
    Cerner Corp                                               2,446              *         51,672
    Charles Schwab Corporation                                  870              *         36,485
    Checkfree Corp                                              450              *         12,122
    Chevron Corporation                                         116              *          8,931
    Chromavision Med Sys Inc.                                 3,196              *         28,764
    Cisco Systems Inc.                                          300              *         16,725
    Coca Cola Company                                            50              *          3,334
    Coherent Comm Sys Corp                                      300              *          8,363
    Compaq Computer Corp                                         50              *          2,825
    Concurrent Computer New                                     500              *          1,172
    Coram Healthcare Corp                                       500              *          1,687
    Cornerstone Imaging, Inc.                                 1,000              *          5,062


                                       11                           (Continued)

                                                                Schedule 1

DIAMOND TECHNOLOGY PARTNERS
INCORPORATED 401(k) PLAN

Item 27a - Schedule of Assets Held for Investment Purposes


-------------------------------------------------------------------------------------------------
                                                    Description of
                                                 investment including
                                                   number of shares
                                                     or face value
                                                      in dollars,
                                                     interest rate
                                                   and maturity date        Cost      Fair value
-------------------------------------------------------------------------------------------------
Cyberguard Corporation                                          200              *          1,125
DAW Technologies, Inc.                                          500              *            906
Dell Computer Corp                                               50              *          4,200
Diamond Multimedia Systems                                    1,072              *          9,514
Diamond Technology Partners Cl A**                           31,729              *        491,800
Disney Walt Holding Co.                                         100              *          9,900
E-Trade Group                                                   600              *         13,800
Extended Stay America                                           500              *          6,219
Exxon Corp                                                      100              *          6,106
Filenet Corp                                                    150              *          4,519
First Chicago NBD Corporation                                   206              *         17,280
First Data Corp                                                 100              *          2,925
Friedman Billings Ramsey                                         20              *            359
General Electric                                                 20              *          1,486
General Magic, Inc.                                             200              *            275
General Motors Corporation                                       57              *          3,458
Hanover Direct                                                3,200              *          9,600
Harken Energy Company                                           951              *          6,657
Hewlett-Packard                                                 151              *          9,428
Hutchinson Whampoa Adr                                           50              *          1,555
I Flow Corporation                                              600              *          2,025
Illinois Tool Works                                             100              *          6,013
Informix Corp                                                 2,110              *         10,023
Integrated Systems Consulting Group                           1,400              *         15,575
Intel Corporation                                               355              *         24,947
International Paper Co.                                         150              *          6,469
Intuit Inc.                                                     350              *         14,438
Iridium World Com Cl Af                                         120              *          4,380
Johnson & Johnson                                                30              *          1,976
K Mart Corporation                                              200              *          2,300
LCI International Inc.                                          640              *         19,680
Loral Space  Communications LTD                                 200              *          4,287
Lucent Technologies, Inc.                                       222              *         17,783
MMI Companies Inc.                                              200              *          5,025
Mapinfo Corporation                                             200              *          2,375
Marvel Entertainment Group                                      100              *             50
McDonalds Corporation                                             1              *             31
Medpartners Inc. New                                            150              *          3,356
Microsoft Corporation                                           300              *         38,775
Midwest Express Holding, Inc.                                   150              *          5,822
Minnesota Mining & Mfg                                           86              *          7,111
Miravant Med Tech                                               300              *         12,000
Motorola, Inc.                                                   41              *          2,358
NCR Corp New                                                      4              *            111
Nike, Inc. Class B                                              110              *          4,492
Northface Inc.                                                   35              *            770
OAO Tech Solutions Inc.                                       3,797              *         35,911
Omnipoint Corp                                                  100              *          2,325
Onewave, Inc.                                                   150              *            244
Onsale Inc.                                                     300              *          5,400
Oracle                                                          650              *         14,502
Oxford Health Plans New                                         250              *          3,891

                                       12                           (Continued)

                                                                Schedule 1

DIAMOND TECHNOLOGY PARTNERS
INCORPORATED 401(k) PLAN

Item 27a - Schedule of Assets Held for Investment Purposes


-------------------------------------------------------------------------------------------------
                                                    Description of
                                                 investment including
                                                   number of shares
                                                     or face value
                                                      in dollars,
                                                     interest rate
                                                   and maturity date        Cost       Fair value
---------------------------------------------------------------------------------------------------

Peapod Inc.                                                     714                *          4,641
Peoplesoft, Inc.                                                428                *         16,692
Petsmart Inc.                                                   500                *          3,625
Pfizer Inc.                                                     250                *         18,641
Philip Morris Cos Inc.                                          146                *          6,607
Platinum Technology Inc.                                        400                *         11,300
PSINet, Inc.                                                    100                *            513
Quantum Corp                                                     25                *            502
Quick & Reilly Group, Inc.                                       37                *          1,604
Raytheon Co. New Cl A                                             2                *             99
S C I Systems, Inc.                                              36                *          1,568
Safeguard Scientifics, Inc.**                                20,004                *        627,626
Sanchez Computer                                                646                *         18,814
Scopus Tech Inc.                                                500                *          6,000
Sears Roebuck and Co.                                            50                *          2,263
Service Master Ltd Partnership                                  533                *         15,590
Shiva Corp                                                      200                *          1,713
Sigcorp, Inc.                                                   160                *          4,696
Sun Microsystems Inc.                                            30                *          1,196
Syntel Inc.                                                     200                *          2,850
T C S I Corporation                                             595                *          4,760
Tellabs Inc.                                                    235                *         12,424
Telxon Corporation                                              500                *         11,940
Tera Computer Co.                                               100                *          1,525
Toy Biz, Inc.                                                   200                *          1,550
UAL Corporation New                                              40                *          3,700
Whittman Hart, Inc.                                             400                *         13,700
YPF Sociedad Spon ADRF                                          300                *         10,256

                                                         ----------       ----------     ----------
Total personal choice account common and preferred stocks    97,381                *      1,966,966
                                                         ----------       ----------     ----------
Personal Choice Account Bond:
    U.S. Treasury Strip 0%                                    1,200                *          2,903
                                                         ----------       ----------     ----------
Total personal choice account bond                            1,200                *          2,903
                                                         ----------       ----------     ----------
Personal choice money market fund:
    Schwab Money Market Fund                                216,710                *        216,710
                                                         ----------       ----------     ----------
Total personal choice account money market funds            216,710                *        216,710
                                                         ----------       ----------     ----------
Total personal choice account investments                                          *      2,559,519
                                                         ----------       ----------     ----------
Participant notes receivable                             Interest rates      206,808        206,808
                                                         ranging from
                                                         7.25% to 9.5%
                                                         ----------       ----------     ----------
                                                         $                         *     $7,208,763
                                                         ==========       ==========     ==========

 * Information not available
** Represents a party-in-interest

See accompanying independent auditors' report.

                                                                     Schedule 2
DIAMOND TECHNOLOGY PARTNERS
INCORPORATED 401(K) PLAN

Item 27d - Schedule of Reportable Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets at the Beginning of the Year

Year ended December 31, 1997

================================================================================================================================
                                                                                                                        Net
    Identity of              Description                  Number of          Purchase         Selling     Cost of      gain
   party involved             of asset                    transactions         price           price      assets       (loss)
-------------------------------------------------------------------------------------------------------------------------------
Charles Schwab &     Baron Asset - domestic
    Co., Inc.         equity fund                              111          $ 546,267              --        546,267       --

Charles Schwab &     Founders Growth - domestic
    Co., Inc.         equity fund                              102            450,604              --        450,604       --

Charles Schwab &     Ivy International - international
    Co., Inc.         equity fund                               98            273,092              --        273,092       --

Charles Schwab &     Schwab 1000 - domestic
    Co., Inc.         equity fund                               98            260,646              --        260,646       --

Charles Schwab &
    Co., Inc.        Diamond Technology Partners Inc.**           72          310,211              --        310,211       --

Charles Schwab &
    Co., Inc.        Schwab Money Market Fund                  1,475        4,128,910              --      4,128,910       --

                                                               2,406               --       4,155,649      4,155,649       --
===============================================================================================================================

** Represents a party-in-interest

See accompanying independent auditors' report.

                                  SIGNATURES



       Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized in the City of Chicago, State of Illinois, on July 14, 1998.


                                     DIAMOND TECHNOLOGY PARTNERS
                                     INCORPORATED 401(k) PLAN
                                     (Name of Plan)





                                    By: /s/ Melvyn E. Bergstein
                                        -------------------------------
                                    Name:   Melvyn E. Bergstein
                                          -----------------------------
                                    Its:    Trustee
                                          -----------------------------



                                    By: /s/ Michael E. Mikolajczyk
                                        -------------------------------
                                    Name:   Michael E. Mikolajczyk
                                          -----------------------------
                                    Its:    Trustee
                                          -----------------------------


                                    By: /s/ Karl E. Bupp
                                        -------------------------------
                                    Name:   Karl E. Bupp
                                          -----------------------------
                                    Its:    Trustee
                                          -----------------------------


                                    By: /s/ Christopher J. Moffitt
                                        -------------------------------
                                    Name:   Christopher J. Moffitt
                                          -----------------------------
                                    Its:    Trustee
                                          -----------------------------